

17016519

SEC
Mail Processing
Section

MAR 02 2017

Washington DC
416

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| SEC FILE NUMBER |
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| 8-44133 |

**ANNUAL AUDITED REPORT**
**FORM X-17A-5**
**PART III**

**FACING PAGE**
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING **01/01/16** (MM/DD/YY) AND ENDING **12/31/16** (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

**BENJAMIN & JEROLD BROKERAGE I, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**80 Broad Street; Suite 526**
(No. and Street)

| **New York** | **New York** | **10004** |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

**Stephen J. Cass** **(646) 201-5094**
(Area Code – Telephone No)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Bradford R. Dooley & Associates**
(Name – if individual, state last, first, middle name)

| **209 West Jackson Boulevard, Suite 404** | **Chicago** | **Illinois** | **60606** |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

# OATH OR AFFIRMATION

I, **Stephen J. Cass**, swear (or affirm), to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Benjamin & Jerold Brokerage I, LLC** as of **December 31, 2016**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

CFO

Title

Sworn and subscribed to me on the

25th day of February, 2017



OFFICIAL SEAL
ERICA C TEBO
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires Feb 2, 2019




Notary Public

This report** contains (check all applicable boxes)

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[ ] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A copy of the Exemption Report.
[ ] (o) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

**BRADFORD R. DOOLEY & ASSOCIATES**
*Accountants and Auditors*
**209 WEST JACKSON BLVD – SUITE 404**
**CHICAGO, ILLINOIS 60606**

*Member*
**AMERICAN INSTITUTE OF**
**CERTIFIED PUBLIC ACCOUNTANTS**
**ILLINOIS CPA SOCIETY**

**OFFICE** (312) 939-0477
**FAX** (312) 939-8739

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Benjamin & Jerold Brokerage I, LLC

We have audited the accompanying statement of financial condition of Benjamin & Jerold Brokerage I, LLC as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Benjamin & Jerold Brokerage I, LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Benjamin & Jerold Brokerage I, LLC as of December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.



Bradford R. Dooley & Associates

Chicago, Illinois
February 25, 2017

**BENJAMIN & JEROLD BROKERAGE I, LLC**
**(An Illinois Limited Liability Company)**
**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2016**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 8,627 |
| Securities owned, at fair value | 48,700 |
| Receivable from broker/dealers | 296,734 |
| Deposit with broker | 235,001 |
| Property and equipment, at cost | |
| (net of accumulated depreciation of $41,735) | - |
| Other assets | - |
| Total assets | $ 589,062 |

## LIABILITIES AND MEMBERS' CAPITAL

| | |
|---|---|
| Liabilities | |
| Accounts payable and accrued expenses | $ 368,211 |
| Members' Capital | 220,851 |
| Total liabilities and members' capital | $ 589,062 |

The accompanying notes are an integral part of these financial statements.

**BENJAMIN & JEROLD BROKERAGE I, LLC**
**(An Illinois Limited Liability Company)**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2016**

## NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

**Organization** - The Company was incorporated in the state of Illinois on July 2, 1991. The Company is registered with the Securities and Exchange Commission (SEC) and is a broker-dealer and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's principal business activity is the sale of securities.

Effective March 23, 2010, the Company merged into a limited liability company in the State of Illinois. Pursuant to a request to FINRA, Inc., the Company was allowed to restructure its former corporate form into the successor limited liability company.

Under the terms of the change in formation, the Company contributed all of its assets and liabilities to the newly formed limited liability company and was granted regulatory approval from FINRA to continue operations as a registered broker-dealer as the successor limited liability company.

The Company should continue in existence in perpetuity unless its existence is sooner terminated pursuant to the agreement.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer and promptly transmit all customer funds and securities to the clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

**Estimates** - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**Cash Equivalents** - Cash equivalents are defined as certificates of deposit and U.S. government obligations with an original maturity, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments are commonly referred to as "money market funds.

"**NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES** (continued)

**Revenue Recognition** - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis.

**Property and Equipment** - Furniture and equipment are stated at historical cost and are depreciated based upon their useful life, generally five or seven years.

**Income Taxes** - The Company has elected to be taxed as a partnership. Accordingly, the taxable income or loss of the Company is allocated to the members who are responsible for taxes thereon. The Company is subject to the State of New York franchise tax which has been included in the determination of net income and is included within other expenses in the statement of operations.

FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year.

Management has reviewed the Company's tax positions for the open tax years (current and prior three tax years) and concluded that no provision for income tax is required in the Company's financial statements. Such open tax years remain subject to examination by tax authorities.

**Fair Value Measurement** - Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company may use various valuation approaches, including market, income and/or cost approaches. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Fair value is a market-based measure considered from the perspective of a market participant. As such, even when market assumptions are not readily available, the Company's own assumptions reflect those that market participants would use in pricing the asset or liability at the measurement date. The fair value measurement accounting guidance describes the following three levels used to classify fair value measurements:

*Level 1* – quoted prices in active markets for identical assets or liabilities
*Level 2* – quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly
*Level 3* – unobservable inputs that are significant to the fair value of the assets or liabilities

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued)

**Fair Value Measurement** (continued) - The availability of observable inputs can vary and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to a fair value measurement requires judgment and consideration of factors specific to the asset or liability.

The following table presents the Company's fair value hierarchy for these level 3 assets measured at fair value using significant unobservable inputs by the Company on a recurring basis as of December 31, 2016.

| | Level 3 |
|---|---|
| Restricted Stock | $ 48,700 |
| Balance End of Year | $ 48,700 |

During the year ended December 31, 2016, the Company recorded $89,500 in unrealized losses relating to its Level 3 investments.

## NOTE 3 - NET CAPITAL REQUIREMENTS

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain "net capital" equal to the greater of $100,000 or 6 2/3% of the "aggregate indebtedness" as these terms are defined.

Net capital changes from day to day, but at December 31, 2016, the Company had net capital and net capital requirements of $159,321 and $100,000 respectively. The net capital rule may effectively restrict the payment of cash distributions to members.

## NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers may enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include both exchanged traded and over-the-counter options. As a writer of options, the customer receives a premium in exchange for giving the counterparty the right to buy or sell the security at a future date at a contracted price. These financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk. In addition, customers may sell securities they do not own and therefore will be obligated to purchase such securities at a future date.

## NOTE 4 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT (continued)

Since the Company enters into the foregoing transactions involving derivatives and other off-balance sheet financial instruments solely for the benefit of its customers, the Company does not bear any credit or market risk, with the exception of the risk to the Company should its customers fail to honor their obligations related to the foregoing derivatives and other off-balance sheet financial instruments, as mentioned below.

In order to facilitate the aforementioned transactions, as well as other transactions on behalf of its customers, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information.

The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf.

The Company has deposits of $235,001 with clearing brokers to assure the Company's performance under the agreements. The Company is subject to a monthly minimum clearing charge of $7,500 and is required to maintain a $100,000 fidelity bond. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when customers introduced by the Company to the Clearing Broker/dealer fail to meet their contractual commitments pertaining to the purchase, sale, and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

## NOTE 5 - COMMITMENTS & CONTINGENCIES

The Company leases office space under a month-to-month operating lease arrangement. Rent expense for the year ended December 31, 2016 was $38,439.

**BENJAMIN & JEROLD BROKERAGE I, LLC**
**(An Illinois Limited Liability Company)**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2016**

**NOTE 6 - SUBSEQUENT EVENT**

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, the company management has evaluated subsequent events through February 26, 2017, the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.